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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

GREENBRIAR CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

393648-40-7

(Cusip Number)

Ken L. Joines
1800 Valley View Lane, Suite 300
Dallas, Texas 75234
214-750-5800
214-361-0964 (Facsimile)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 12, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393648-40-7

1.	Name of Reporting Person: Basic Capital Management, Inc.,		I.R.S. Identification Nos. of above persons (entities only): 75-2332719

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 393648-40-7

1.	Name of Reporting Person: TacCo Financial, Inc.,		I.R.S. Identification Nos. of above persons (entities only): 75-2442090

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 28,596

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 28,596

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 185,482

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 18.98%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 393648-40-7

1.	Name of Reporting Person: JRG Investment Co.,		I.R.S. Identification Nos. of above persons (entities only): 75-2383811

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 156,886

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 156,886

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 156,886

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.06%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 393648-40-7

1.	Name of Reporting Person: Gene E. Phillips		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 393648-40-7

1.	Name of Reporting Person: International Health Products, Inc.,		I.R.S. Identification Nos. of above persons (entities only): 75-2302531

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 9,970

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 9,970

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,970

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.0%

14.	Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer

     This Amendment No. 6 to Statement on Schedule 13D (this “Amendment No. 6”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of Greenbriar Corporation, a Nevada corporation (the “Company” or the “Issuer” or “GBR”), and amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 5 to Statement on Schedule 13D (collectively the “Amended Statement”) filed by the “Reporting Persons” described below. The principal executive offices of the Issuer are located at 1755 Wittington Place, Suite 340, Dallas, Texas 75234. The Shares are currently listed and traded on the American Stock Exchange, Inc. The CUSIP number of the Shares is 393648-40-7.

     This Amendment No. 6 is being filed due to the execution of an Acquisition Agreement dated October 12, 2004 by GBR, one of the Reporting Persons and three other individuals.

Item 2. Identity and Background

     Item 2 of the Amended Statement is further amended by restating the first portion of such item as follows:

     (a)-(c) and (f). This Amendment No. 6 is being filed on behalf of Basic Capital Management, Inc., a Nevada corporation (“BCM”), International Health Products, Inc., a Nevada corporation (“IHPI”), TacCo Financial, Inc. (formerly Institutional Capital Corporation), a Nevada corporation (“TFI”), JRG Investment Co., Inc., a Nevada corporation (“JRGIC”), which became a wholly-owned subsidiary of TFI effective for tax and accounting purposes at July 31, 2004 [see Item 6 below] and Gene E. Phillips, an individual. All of BCM, IHPI, TFI, JRGIC and Gene E. Phillips are collectively referred to as the “Reporting Persons.” The Reporting Persons may be deemed to constitute a “Person” within the meaning of Section 13d of the Securities Exchange Act of 1934, as amended. BCM is beneficially owned by a trust established for the benefit of the children of Gene E. Phillips (the “May Trust”) who, although he is not an officer or director of BCM, continues to have substantial contact with the management of BCM and has a significant influence on matters as a representative of the May Trust. IHPI is owned by a separate trust established for the benefit of the wife and children of Gene E. Phillips (the “Martin Trust”). IHPI is managed by Ken L. Joines who also manages other private entities owned by Mr. Phillips or his family trusts. Mr. Joines consults on a regular basis with Mr. Phillips regarding investments in marketable securities by IHPI. IHPI generally makes such investments with funds borrowed from BCM. TFI is owned by different parties but shares the same principal place of business and the same principal office as IHPI. TFI is managed by the same personnel who manage IHPI and other private companies owned by Gene E. Phillips or his family trusts. These personnel consult on a regular basis with Mr. Phillips regarding investments in marketable securities owned by TFI. TFI has generally made such investments with funds borrowed from BCM. Each of TFI and JRG has its principal executive offices located at 555 Republic Drive, Suite 490, Plano, Texas 75074. IHPI has its principal office at 1755 Wittington Place, Dallas, Texas 75234.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to securities of the Issuer

     Item 6 of the Amended Statement is hereby further amended by adding the following at the end of current Item 6 in place of the last paragraph thereof.

     On October 12, 2004, GBR entered into an Acquisition Agreement with four individuals, Ronald Finley, Jeffrey A. Finley, Bradford A. Phillips and Gene E. Phillips, pursuant to which GBR acquired in a stock-for-stock exchange all of the issued and outstanding equity interests of two privately-held corporations, Finley Equities, Inc., a Texas corporation (“FEINC”) and American Realty Management, Inc., a Nevada corporation (“ARM”), in exchange for 31,500 shares of GBR’s newly-designated Series J 2% Cumulative Preferred Stock, liquidation value $1,000 per share. FEINC and ARM each owned an undivided one-half of the equity interest in Tacaruna BV, a Netherlands company, which in turn directly owns 30% of CableTEL AD (formerly Cable Bulgaria AD), which does business as “CableTEL.” Tacaruna BV also owns 64% of the equity of Narisma Holdings Limited, a Cypress company, which in turn owns the balance of 70% of CableTEL. Tacaruna BV holds a right (presently scheduled to mature or expire on October 31, 2004) to acquire the remaining 36% of Narisma Holdings Limited outstanding stock for €7,000,000. The result is that GBR through the acquisition indirectly owns and controls 74.8% of the equity interest of CableTEL.

     The consideration given by GBR for the assets received was an aggregate of 31,500 shares of GBR’s newly-designated Series J 2% Cumulative Preferred Stock, which are restricted in transfer and have not been registered under the Securities Act of 1933. Gene E. Phillips received 12,600 shares of Series J 2% Cumulative Preferred Stock (approximately 40% of the class). The Acquisition Agreement contains customary representations and warranties and covenants by the parties, but also requires as soon as reasonably practicable and in no event later than September 30, 2005, that GBR present the transaction represented by the Acquisition Agreement, together with a proposed mandatory exchange of preferred stock for common stock to its current stockholders in accordance with the applicable requirements of the Commission and the American Stock Exchange, Inc. (“AMEX”) for a vote (or written consent by the requisite number) of stockholders to approve the transaction, including a mandatory exchange of all shares of preferred stock for shares of GBR’s Common Stock on the basis of 279 shares of Common Stock for each share of Series J 2% Cumulative Preferred Stock, which would result in an aggregate of 8,788,500 shares of Common Stock being issued to the four individuals (or their transferees). Of that number of shares, Gene E. Phillips should receive 3,515,400 shares of Common Stock (which should then be approximately 35% of the then outstanding shares of Common Stock). In the event the stockholders of GBR do not approve by the requisite number of votes either the transaction covered by the Acquisition Agreement or the mandatory exchange of shares of Common Stock for shares of the Series J 2% Cumulative Preferred Stock, the holders of the Series J 2% Cumulative Preferred Stock have the option exercisable by all of them, but not less than all of them, at any time after September 30, 2005, until September 30, 2006 to either (a) rescind in full and revoke the transaction covered by the Acquisition Agreement by returning all 31,500 shares of Series J 2% Cumulative Preferred Stock to GBR upon which GBR shall deliver back to the four individuals all equity securities of any entity owning all of the ordinary shares and other securities of Tacaruna B.V. or of CableTEL, or (b) deliver to GBR all 31,500 shares of Series J 2% Cumulative Preferred Stock of GBR and receive in exchange therefor all of the ordinary shares and other securities of Tacaruna B.V. outstanding and owned by GBR such that the four individuals would become the owner and holder of all of the issued and outstanding securities of Tacaruna B.V., which in turn would continue to own shares of CableTEL and shares of Narisma Holdings Limited. While outstanding, the Series J 2% Cumulative Preferred Stock is entitled to five votes per share voting together with the Common Stock on any matter. Such votes would constitute in the aggregate 13.88% of the total combined voting percentage of the securityholders of GBR at that time, of which Mr. Gene E. Phillips would hold 5.55% of the combined voting power.

     Except as set forth in Item 6, as amended, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any Person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be filed as exhibits

     None.

SIGNATURES

     After reasonable inquiry and to the best of the respective knowledge or belief, the undersigned certify that the information set forth in this Amendment No. 5 to Schedule 13D is true, complete and correct.

     Dated: October 18, 2004

BASIC CAPITAL MANAGEMENT, INC.		INTERNATIONAL HEALTH PRODUCTS, INC.

By:	/s/ J.C. Lowenberg III	By:	/s/ Ken L. Joines

	J.C. Lowenberg, III, Executive Vice President and Chief Financial Officer		Ken L. Joines, President and Treasurer

TACCO FINANCIAL, INC.		JRG INVESTMENT CO., INC.

By:	/s/ Mary K. Willett	By:	/s/ Mary K. Willett

	Mary K. Willett, Vice President and Secretary		Mary K. Willett, Vice President and Secretary

/s/ Gene E. Phillips

Gene E. Phillips